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Invest in Akamai Basics

Revolutionizing Personal Care Products & Routines

🐦 f 📷 🔗 AKAMAIBASICS.COM





The mainstream approach to personal care and grooming is out of control. We believe clean and healthy skin, hair & teeth can be achieved with far fewer products, complexity & suspect chemicals. We wake people up— empowering them with fresh thinking, smarter routines and better products. We painstakingly craft formulations that deliver powerful results, using only natural ingredients. We sell direct to consumers via the web leveraging our trusted brand to spawn customers evangelists.

Vincent Cobb Leads Sales & Marketing, Prod. Dev. Co-Founder @ Akamai Basics

b2c   paradigm shift   learn new things   lifestyle
health and fitness



Vincent applied to Wefunder

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The company will pay investors 7.5% of revenues each quarter until 100% of your principal is returned plus 200% on top.

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see investor perks from $100 to $10,000

//Akamai   **ABOUT**   UPDATES⁰   GRAPEVINE²⁷   ASK A QUESTION⁰

Why you may want to invest in us...

1   WE'VE DONE THIS BEFORE: last company reuseit.com had 300,000 customers, $20M in sales, with $200k donated to non-profits.

2   CUSTOMERS & HEALTHCARE PROFESSIONALS LOVE OUR PRODUCTS: 600+ product reviews avg 4.7 out of 5.

3   CLINICAL STUDIES PLANNED: Clinical validation customer's feedback regarding oral health and skin problem improving (e.g. gingivitis, eczema).

4   STRONG PRODUCT PIPELINE: 10 innovative, proprietary essentials now available. Plans & specifications for 14 additional essentials (3 in production now).

5   SMART BIZ MODEL: We sell consumables everybody needs direct via the web. Customizable subscriptions create reoccurring revenue stream. 80% Gross margins.

6   MISSION DRIVEN & AUTHENTIC: Founder's passion to revolutionize personal care for the better. Fierce rationalists, thinkers & pragmatists walking the walk.

7　WE CAPITALIZE ON BIG TRENDS: From awareness regarding toxic chemicals and why microbiomes matter, to minimalism, the benefits of organic, sustainably sourced, unrefined plant-based ingredients, ecommerce, holistic medicine & others. We are in the right spot.

8　MEDIA ATTENTION: The media world is starting to take notice: Men's Journal, Outside Magazine, Guardian, etc.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS



Vincent Cobb
Leads Sales & Marketing, Prod. Dev. Co-Founder
Seasoned entrepreneur & brand builder. Leverages the web & ecommerce for good. Runner.




Marni Shymkus
Leads Operations and Formulations. Co-Founder
25+ years exp. in biz mgmt, strategy and ecommerce with a passion for natural wellness and minerals.




Nathan Joblin
CFO /Advisor
Finance & Admin Dir. for leading Social Enterprises, incl. Social Venture Network & Investors Circle




Rebecca Yohannes
Marketing, Outreach and CS Support
Key support to all departments. Holds the office record for consecutive days of meditation.



Ross Burdekin
Graphic Designer
Packaging and multidisciplinary design. Former NCAA Division 1 athlete.


Courtney Oliver
Web Design and Development
Experienced ecommerce designer, graphic artist & "can do" ninja.




Derek Friday
Design Advisor
Multidisciplinary designer and long distance mountain runner.


Why people love us



"Akamai has considered every component of an ideal toothpaste: the pH, abrasiveness, natural antimicrobials, and the ideal ratio of trace minerals and essential oils to maximize absorption and promote a healthy mouth. It is a fantastic product that I would recommend to any of my patients."

Dr. Andrea Mustian
DMD Harvard School of Dental Medicine



Akamai has done their research and are steadfast in their commitment to truly clean and safe products. Truly all natural unlike many brands that make this claim.
Dr. Mary Shackelton
Holistica MPH, ND



"Every now and then you discover a new brand that you fall in love with instantly and on multiple levels. It speaks to you not just because the product is phenomenal, useful, and well-executed, but also because of the philosophy and values that go into making it. This is a radical new take on an industry that has for decades exposed our bodies to a variety of chemicals and toxins which have steadily been shown to cause harm to our health and our ecosystem in general. I highly recommend Akamai products to anyone interested in optimal health and wellness."
David Tusek
MD, Founder Cloud Medical



I love Akamai. Their radically simplified approach to personal care, in a world


of over consumptions, is just what I need.
Katie Wells
Founder of Wellness Mama

See more on Buzz

Some of our investors
WE'VE RAISED $558,500 FROM 5+ INVESTORS SINCE OUR FOUNDING


Steve Suttman
Entrepreneur. Built & sold revolutionary custom bank card company, Dynamic Card Solutions


Thomas Franklin
Partner at Kilpatrick Townsend and Stockton, Founder of Triangle IP


Alan Lewis
Seasoned entrepreneur and investor former CEO, Createc (sold for $100MM+ in 2010)


Cal Cobb
Principal Advisor at Orion Advisors LLC. Expertise & start-up capital to early stage enterprises
(in)


James Shymkus
Retired Executive Vice President and Board Member, Leo Burnett Company

In the news

     
 

Downloads

📄 AKAMAI- Presentation Wefunder 4.12.19.pptx

WE'RE CALLING BULLSH*T ON THE PERSONAL CARE INDUSTRY

The Problem: An "Personal Care Industrial Complex" exists.

Typical personal care products are fraught with unhealthy, unnecessary suspect chemicals. Mainstream and natural brands promote too many products, while advertisers & the media perpetuate misinformation about body care, beauty & grooming.

The reality is -- the mainstream approach to personal care and grooming is out of control. If you believe the hype, then in order to have clean and healthy teeth, gums, skin and hair you need tons of products - the more you spend the better you will be - and it's ok to douse yourself with a wide array of weird sounding synthetic chemicals. In this industry more is more – the more I pay, the better it is, the more I use the better I will be. There is nothing normal about what has become "the norm".

Ask yourself, is the cumulative burden of all these chemicals we're absorbing through our skin and mouth worth it? Does it make sense to follow daily rituals and use products that can wage war on our body's natural and complex microbiomes? Are we getting healthier skin, teeth and hair in the process? Do we really need to follow daily routines requiring so many products? And what about the massive environmental impact? From natural resources required to make, to the downstream impact of billions of containers and billions of pounds of chemicals flowing down our drains and into our freshwater systems.

ENOUGH!

In the face of this, we take an outsider's approach and show a simpler, healthier, wiser way where less is more.



Better Products, Wiser Routines.
An Example: Wash & Shave Every Day Routine
US
VS.
THEM
#1. 3-1 Bar
(shampoo, wash, shave)
2 products
$14/month
#2. Skin Fuel
(whole body & hair moisturizer, aftershave, conditioner & more)
1. Soap
2. Shampoo
3. Conditioner
4. Body Lotion
5. Face Wash
6. Toner
7. Serum
8. Eye Cream
9. Face Lotion
10. Shave Cream
11. Aftershave
12. Post Shave Lotion
12 products
$100-150
/month
THE BOTTOM LINE:
Healthier skin, body, & hair in 4 steps.
Wiser routines
Rinse more soap less
Just soap the "stinky parts"
Wash hair 1-2x/week
Feed dry skin daily with
natural ingredients only
THE BOTTOM LINE:
Lots of suspect chemicals, costs & waste, in 9(+) steps.

A Sampling of Our Radically Better Products

Health-focused, multipurpose, eco-friendly, affordable powerhouses.



TAKING TOOTHPASTE
TO A NEW LEVEL
• Packed with nutrients
• Oral health benefits in every ingredient
• Helps heal acne, cold sores, bug bites
• All natural
• Patent pending
//Akamai
MINERAL TOOTHPASTE
HEALTHY GUMS
POWERFUL
SAFE
TEETH
219 Reviews ★★★★★ (avg 4.7 of 5)

Additional Product Highlights

MINERAL TOOTHPASTE: Our 100% natural toothpaste is supercharged with nourishing trace minerals, fulvic acid, clays & liposomal CoQ10. Formulated with leaders in holistic dentistry. Clinical study slated for 2019. Patent pending. Unlike any other toothpaste on the market.

SKIN FUEL: A true multi-tasking moisturizer for your entire body. Supercharged with antioxidants, nutrients & trace minerals. Feeds your skin & hair. 99% certified organic ingredients.

BLACK BALM: Helps heal and protect skin with powerful bioactive compounds, antioxidants & organic unrefined plant oils rich in phytonutrients. The dark color comes from the rich active ingredients. 94% certified organic ingredients

SHAVE KIT: Truth is most shave clubs are a waste. Our system enables you to radically cut shaving costs (by 75% or more) while also avoiding a sea of nasty chemicals, reducing waste & complexity.

3 IN 1 BAR: One small, yet powerful tool for shaving & washing entire body including hair. Rinse more, soapless. Just hit the stinky parts. 85% certified organic ingredients.

OIL PULLING MOUTHWASH: Rooted in a 3,000-year-old Ayurvedic oral health practice that nourishes and detoxifies your mouth & gums. 99% certified organic ingredients.

UNPRODUCTS™: We teach you the simple tricks, routines & protocols to dump many of the products the personal care industry says you need. SPRING 2019.

FORMULATIONS SO CLEAN YOU CAN EAT THEM: The highest quality natural ingredients and nothing else. Organic, unrefined, cold-pressed oils, plant-based fulvic acid —a powerhouse of naturally occurring nutrients. Also cruelty-free, toxin-free, mostly vegan (we do include beeswax in a few products). Our products are close cousins to the healthy foods you eat.

SEE OUR ENTIRE LINE AT OUR SITE

Example US vs THEM: Toothpaste that is radically better


//Akamai
MINERAL TOOTHPASTE
VS
Tom's OF MAINE
ANTIPLAQUE & WHITENING
Boosts Oral Health? | Ingredient | Purpose
✓ Bentonite & Kaolin Clay • mild abrasive • reduces acidity • beneficial macro minerals • binds to toxins & bacteria
✓ Trace Minerals & Fulvic Acid • transmucosal absorption • supports healthy cellular function • contains 72 trace minerals
✓ Essential Oils: Peppermint, Cinnamon, Clove, Anise & Tea Tree • fights bad bacteria, viruses & inflammation
✓ Organic Coconut Oil • fights bad bacteria
✓ Sea Salt • stimulates saliva
✓ Liposomal CoQ10 • strengthens & protects gums • highly absorbable form
Expect more from your toothpaste.
Read labels! Know your ingredients.
Your choice – substance or superficiality?
Boosts Oral Health? | Ingredient | Purpose
✓ Sodium Bicarbonate • mild abrasive (aka baking soda) • reduces acidity
✓ Xylitol • sweetener, stimulates saliva • reduces acidity & bacteria
Hydrated Silica • harsh abrasive (aka sand)
Calcium Carbonate • mild abrasive (aka chalk)
Zinc Citrate • temporary reduction of bacteria that causes bad breath
Natural Flavor • no requirement to disclose actual ingredients
X Glycerin • gives "clean feeling" • temporarily reduces sensitivity • attracts plaque / reduces remineralization
X Sodium Lauryl Sulfate • foaming agent (aka soap) known irritant
X Carrageenan • thickener should not be swallowed
COSMETIC INGREDIENTS

Powerful Testimonials From 600+ Customers

"**Beautiful simplicity.** The soap and skin fuel not only brought simplicity to my routines, but I'm also loving the decluttered look in my shower and sink area because I could get rid of so many products!" Deb W.

"**Cavities gone.** I had a small growing cavity that my dentist was watching but on my last cleaning, he kept looking for it and even made me get x-rays cause he didn't understand what happened. Two months brushing with Akamai, and it made my cavity disappear. Thank you!" Janean M.

"**Wonderful products!** Minimalist, healthy, all-in-one soap/shampoo/shave lotion bar lasts a long time. Skin and hair oil is soothing..." Paul M.

"**No more sensitive teeth.** This is a better result than any "sensitive" toothpaste out there -- even the prescription-strength... Pleasantly surprised and a customer for life." Christie S.

"**A Health Staple!** This product is a "keep at bay" psoriasis skin condition staple for me. I love how effective it is for itching and it is the only facial product I use for moisturizing!" Denise B.

"**Products are the best!!!** Will not go back to any other paste or soap. Thank you!!!" Linda K

SEE HUNDREDS MORE AT OUR SITE

How We Get Customers

1. Produce outstanding, innovative products that fill a real need.

2. Provide thought leadership and sound advice.

3. Leverage media, influencers and customers to spark word of mouth growth.

4. Win customers for life with outstanding customer service.

5. Strategic wholesaling to holistic dentists, doctors and Amazon.

6. Partner with mission aligned non-profits & affiliates to spread awareness and deliver customers.

7. Ride the rising tide of major trends towards natural, clean, responsible and healthy products.

Additional Media Coverage



FREESKIER MEN'S JOURNAL BuzzFeed Outside

The Guardian denver life magazine YS yellowscene MAGAZINE

Boulder LIFESTYLE 5280 [THE DENVER MAGAZINE] Cherry Creek LIFESTYLE

A Few Numbers

Use of funds helps our shift from product development to driving revenue.

3450 Customers	**623** Reviews: Avg Rating 4.7 out of 5	**574** Active Subscribers
$11,000 Avg monthly sales thru Q1	**80%** Avg. Expected Gross Product Margin	**28%** Open Rate of Marketing Emails
62% Revenue From Subscription Orders	**5** Products Introduced In Q4 2018	

7 Ways We Are Unlike Other Natural Products Companies

1. Our methods can cut consumption & waste by +70%. We want to sell you less.

2. We apply the precautionary principle and use ONLY natural ingredients (mostly unrefined). No "naturally derived" or lab created. Read our labels. Then read yours.

3. Our products address root causes vs symptom management.

4. We promote routines that are radically wise and simplified.

5. We are both B Corp Certified AND 1% For the Planet Members, donating 1% of our sales

...to mission-aligned non-profits.

6. We cut out the middle man. Direct to consumer model = closer relationships with customers & better profitability.

7. We offer totally reasonable prices while using superior quality ingredients & innovative/effective products.

A Letter from Our Founders



Intro

-Thank you so much for considering an investment in Akamai Basics. X years ago we set out. What we have proven Y and Z

Body (3-5 sentences)

-Our 110% Commitment & passion for what we do

-More on Vision, Traction.

- Our journey (the hero's journey). A shared journey. We are humbled every-time we hear from customers and healthcare professionals regarding the powerful impact we are making.

Close

- Thanks for considering joining us on this mission, helping us use business as a tool to change for the better.

Vincent & Marni

Investor Q&A

What does your company do? ⌄
− COLLAPSE ALL

The mainstream approach to personal care and grooming is out of control. We believe clean and healthy skin, hair & teeth can be achieved with far fewer products, complexity & suspect chemicals. We wake people up— empowering them with fresh thinking, smarter routines and better products. We painstakingly craft formulations that deliver powerful results, using only natural ingredients. We sell direct to consumers via the web leveraging our trusted brand to spawn customers evangelists.

Where will your company be in 5 years? ⌄

Our goal is to redefine what is important in personal care and establish our way as the new normal. Improved health, reduced waste & lowered costs will be the byproducts. With $200K - $700K in capital investment, we aim to grow yearly revenue to $10-20 MM. We have spawned an army of customer evangelists and offer complete family of wise personal care essentials.

What inspired you to start this company? ⌄

At its most basic form, we woke up to an important problem and felt compelled to help solve it — and believed we had the right tools to do it. Frankly, we got pissed and wanted to right a wrong.

We're doing this for ourselves and our family, and sharing what we learn and develop with others. We also have a deep desire to help others and to serve society.

Akamai Basics hits several cylinders we are very passionate about: cancer prevention (Vince's father died from cancer), being rational, logical and practical (nod to Stoicism), pursuing what is minimal and effective in all areas in life (nod to Tim Ferris), seeking out true, root causes of health and wellness (nod to Weston Price, Michael Pollan & many others). Rational thinking, rooted in sound logic and good science is a turn on for us. In many ways it feels like this mission picked us vs the other way around.

Based on Vince's last company, we knew that we could leverage a website to educate and inform people while providing the right tools (both products & information) to empower

change.

A serial social entrepreneur, Vince is used to making a difference and changing the status quo. Ahead of the green wave, he started reusablebags.com in 2003 (later rebranded reuseit.com), and raised consumer awareness about the problems with use-and-toss items like plastic bags and bottles. His vision was to use simple lifestyle changes to help save the environment, save money and waste less. By 2013 when the company was sold, reuseit.com had grown to 300,000 customers, empowering them to eliminate an estimated 1.1 billion use-and-toss items. Reuseit.com donated $200,000 to non-profits via 1% for the planet and twice won Green America's People's Choice "Green Business of the Year."

In college Vince started in microbiology, then became a philosophy major. He's a trail runner and an INTP. He's ideally suited to be doing what he's doing.

For more see LinkedIn for Vince and for Marni

Why is this important? ⌄

Each year, Americans spend an astounding $134 billion on personal care. We believe the vast majority of products consumed are simply not needed. In addition to the wasted money, we are rolling the dice with many chemicals that may or may not be safe and there is mounting evidence of harm to us in this area. The environmental impact is huge as well. Also, there is a psychic weight of having all these products in our lives (or thinking we need to) which can weigh heavily on us as individuals.

It's a daily area that impacts all of us, so the net effect can be huge.

What makes your products and approach different? ⌄

1. We promote radically simple and wise routines that save money, time and health. For example: "rinse more -- soap less - just hit the stinky parts" (soaping the whole body is unnecessary); we show you how to extend the life of your razors by 5-7x or more; the PC Industry has convinced us to spend $2.5 billion annually on bad breath -- we offer an $8 solution.

2. We want to sell you less. Our products are great multitaskers eliminating the need for many other products. And, instead of selling products you don't really need (like deodorant or toner), we offer "unproducts" and articles that educate consumers about the myths in the marketplace. This helps to reduce waste and the burden on our planet.

3. Our product formulations are focused on health and wellness and treating causes vs symptom management. For example, our toothpaste helps to cure sensitivity vs. coating the teeth to be less sensitive (and it is safe to swallow). We include fulvic minerals in many of our formulations to add important trace minerals, antioxidants and organic acids to boost overall health.

4. Our product formulations are so clean you can eat them. And they're loaded with nutrients. We use only the highest quality, minimally processed natural ingredients (organic, unrefined, extra virgin cold pressed oils rich in naturally occurring nutrients your body needs) and nothing else. We don't use fragrance to dull the natural scent of our food-quality ingredients. Our products are cruelty-free, sustainable, organic, with nothing synthetic or made in a lab. Please read our labels.

5. We are mission based - ultimately, we want to improve the lives of people and our planet. We donate 1% of sales, as 1% for the Planet Members and as a Certified B Corporation, to impactful, aligned non-profits that promote non-toxic products and practices that protect the environment (particularly our water).

We feel we should a expect more from our products and brands (health, performance, integrity) and Use Less (save your biome, save the planet, save time and money).

Are you raising any funds in addition to this crowdfund? ⌄

Yes we are. In addition to this revenue share crowdfund we are selling $650,000 of equity and are offering an incentive for the first $250,000 invested in the form of warrants (as of 3.1.19 we have raised $166,000)
If interested please contact us. Please note, due to SEC regulations in order to participate in this 506 (c) equity raise, you need to be an accredited investor.

How will you use funds from crowdfunding and equity raise? Explain your key initiatives over the next 12 months too. ⌄

We are raising funds to hire people to help drive sales and give us added bandwidth to bring several additional products in development to market.

- About 50% will be used for Human Resources-- hiring people to help drive our Sales and Marketing efforts.
- About 25% for Inventory & New Product Development
- And 35% going towards things like: marketing initiatives, toothpaste patent, clinical studies to prove the effectiveness & website Improvements.

Our key initiatives over the next 12 months include:
GET FUNDING
- Raise $200k of debt financing via crowdfund campaign. - Raise $480k to close out our equity round.

GET STAFF
- Hire the following: 1. Operations Mgr., 2. Customer Service / Inside Sales / Marketing Asst. 3. Media & Influencer Outreach (PT or outsource), 4. Writer (Freelance).
NOTE: Part of our comp package includes profit interest units (like shares) as an incentive -- will use this to for key advisors and key influencers too.

DRIVE ON SALES & MARKETING
- Land media coverage & influencer endorsements with focused outreach campaign to 100+ like-minded, top-tier targets.
- Fix revenue leaks such as improving Customer Subscription Management Web portal and enabling 1x purchases for subscribers.
- Grow website content via thought leadership articles & viral "explainer" video.
- Grow affinity & affiliate network via like-minded bloggers and non-profits.
- Offer our products wholesale to with holistic healthcare practitioners & dentists. Get more endorsements.
- Implement customer referral system
- Enhanced "concierge level" customer service – up selling via education and reaching out.

NEW PRODUCTS
6+ rolled out including a complete oral care solution.

How do you acquire customers and really take off? ⌄

We will deploy the same basic strategy used at our last enterprise reuseit.com where we grew primarily via word of mouth to 300,000 customers. Overtime it resulted in a CAC (Customer Acquisition Cost) that hovered around $5. We anticipate a higher CAC in the beginning but still lower than other routes like advertising.

This strategy fuels sustained, organic, word-of-mouth growth via our customer evangelists and media coverage.

1. Help wake people up to the important problems inherent in the modern personal care paradigm and offer them smart solutions with our outstanding products and thought leadership. Fill a true need and growing market demand. Position ourselves to ride the trends.

Powerful web based content and news letters that raises awareness, nudges & empower

2 Wow customers with outstanding customer service. Treat them like you would a friend.

A few tactics we will employ:
1. Targeted PR campaigns to like minded media outlets. We have a great database of 400+ outlets, the story angles and a ready to move in earnest with funding to hire a PR person.

2. Selling wholesales via holistic dentists, doctors, and naturopaths. This is marketing program where we make money, seed the market and get endorsements of more healthcare professionals. We get contacted weekly by people interested and plan to hire a person to focus on this market.

3. Partnerships with activist non-profits like Keep and Breast's Non-Toxic Revolution.

4. Customer Referral program.

5. Affiliate program with like minded bloggers and influencers.

6. Search engine optimization via expanded relevant, interesting web content.

7. Amazon.

The first 5 tactics are in their simplest form, working with like minded people and organizations that share our values and missions. We are helping them.

What's the story with your name? ⌄

Akamai (pronounced "aka-mai" is a Hawaii word meaning intelligent or wise.
AND

AND

Basics as Webster's defines it "forming the base or essence: fundamental basic truths. b : concerned with fundamental scientific principles c. a starting point: basic set of tools.

We feel Hawaiian culture reflects several of our values including seeing the power and wisdom of nature and a no BS ethos along with the importance placed on Ono (family). The Big Island is like a home away from home for us. Vince's parents lived there and hist oldest sister was born there -- several close relatives currently call the Big Island of Hawaii, home.

What keeps you up at night? ⌄

The pains stemming from having a lack of adequate resources along with the time and energy it takes to raise capital. This takes us away from building the business and pursuing our mission. We are eager to get moving on hiring and product development and shifting energy to sales and marketing.

Since we are shaking things up a bit, there is thought of those in power feeling threatened and then coming after us. E.g FDA, chemical industry, etc.

How to simply explain all of the benefits of our products and brand.

What makes your model profitable? ⌄

To start, we have solid gross product margins with an overall goal of 80%. Plus, by selling direct we are cutting out the middleman and the chunks of profit they take.
We invest heavily in developing outstanding products and our brand — this leverages into word of mouth growth, endorsement and media coverage and comes along with low customer acquisition costs.

We are selling consumable products that people need. This along with subscription creates reoccurring revenue streams. And our Lifetime Value has the potential to get quite high.

Since our products are compact and relatively lightweight, our shipping costs are reasonable. And as we add more products, our AOV grows and these cost of sales drop as a percentage (there is a base cost for shipping with small increments up for us).

We run a lean operation and have outstanding partners that handle both production and fulfillment with the capacity and experience to scale up.

We have crafted an efficient effective model similar to what we have done successfully in the past.

What can you tell us about your Key Performance Indicators? ⌄

Here are a few. (all numbers are as of 3.15.19)

- Past 90 days sales were $36,017
- 3475 customers & 575 active subscribers
- 621 customer reviews averaging 4.7 out of 5
- 62% of revenue comes from subscription orders
- AOV of $31 (Up 46% from 3.15.19 average and expected this to double this via new products, and new minimum free shipping threshold of $30)
- Churn rate: 11%
- Estimated # of customer evangelists: 400

NOTE: Early on we ran a few test promotions with affiliates offering "free" and 50-25% off trials. 800+ people jumped on these deals, great right? Actually we quickly learned that most people were just trolling for deals. We have found a sweet spot of no more than 20% off moving forward. This test has skewed our base numbers.

What are you plans to increase AOV and retention? ⌄

To date have focused on on product development a key foundation for a strong AOV. We now have 10 products, introducing 5 of them in Q4 2018. Within 6-9 months we will introduce 6 more (4 are ready to go into production as of 3.24.19).

In the last 12 months our AOV has increased 46% from $22 to $31. This is due to add new products. We expect AOV to hit $50+ within 9 mos based on additional products coming to market and planned marketing initiatives (increased education, incentive to try new items, min threshold for free shipping, etc.)

As an example, implementing a $30 minimum for free shipping. Raised the AOV of new subscribers from $30 to $39 -- a 30% increase (with almost no reduction in the number of new subscribers).

Use funds will allow us to hire a dedicated Customer Service person further helping us increase sales and retention. Automated onboarding educational series of emails in another way we will further these efforts.

As we add introduce products our total potential order value person of consumables goes up: Eg. 12 mos ago it was $33. Now it is $132. It rises to $330 based on the products new product introductions over the next 12-24 months.

We believe the net of these initiatives will enable us to hit a $55+ AOV by the end of 2019

What do you understand about your business that others don't get? ⌄

People are spending too much money and time on beauty care and grooming and not enough on oral care (self-care). A Survey from OnePoll for Groupon, The True Cost of Beauty, revealed that women spend about $313/month on their appearance, with the face alone representing over 25% - that's over $75 a month for your face! In fact, the amount of money spent on appearance could pay for four years of college tuition. Compare that to what the average person spends on oral care products of roughly $10 -20 a month (toothpaste, toothbrush, floss, mouthwash) - and these products will last 2 to 3 months.

Marketers are introducing more and more products to address specific issues (dry mouth, sensitivity, whitening, etc.) but these are all just more symptom management (and signs of real health issues). What's more, many of the ingredients are actually harmful to oral health, creating the need for more products.

Our oral health is the gateway to overall health. More and more studies and prominent doctors and leaders in health are realizing how important it is. For instance, the bacteria that causes gingivitis also causes cardiovascular disease and has recently been linked to Alzheimer's. Regular toothpaste, won't control the disease-causing bacteria and provide the minerals needed to achieve optimal oral health.

Our oral care solution (toothpaste, oil pulling, fulvic minerals, floss and toothbrush) will cost about $40 a month. It is totally natural, with the highest quality ingredients focused 100% on healthy, optimal oral health.
The point is, spend money wisely, for the right ingredients that offer curative qualities.

Occasionally we have customer's that won't purchase our toothpaste because they feel $12 is too expensive when it is quite likely they spend more on a facial mask (made out of very similar ingredients) or wrinkle cream, or serum, to create a short term improvement in their skin. So a lot of this has to do with education.

Why are your multipurpose products as good as products designed for a single purpose? ⌄

Our products are designed to achieve the main objectives of specialized products and the proof is in the fact they work for most people. If you look at the core of what many specialized products actually do, they are not that different.

Take cleaning skin and hair as an example...
For both of them, the main goal is to remove dirt and (perhaps excess oils). Once you get all the shampoo and conditioner residues out of your hair and switch to an optimized bar like ours, you have no need for specialized shampoos or conditioners (rather use our multipurpose Skin Fuel). And for shaving the main goal is for the slip which, if a bar is loaded with fats and naturally occurring glycerin, it will provide all the glide needed for a great shave. Our bar does that too.

Shampoo: remove dirt and excess oils. Soap: same. Conditioner: add oils removed back in.

The industry has conditioned us to believe we need an array of highly specialized products. We think their messaging is about making money vs what is actually true.

Why wouldn't people buy your kind of products? ⌄

Good question! We'd say the top reasons would be:
1. Lack of awareness and education regarding the issues we address.

2. Lack of awareness that we exist.

3. They don't care about these issues.

4. A resistance to change.

5. The surface-level impression that what we are doing is a bunch of "woo-woo, hippie stuff".

You mention big trends, do you have any numbers to support it? ⌄

We tap into several significant trends such as ecommerce/direct to consumer sales, minimalism, conscious capitalism, purchasing power of millennials, etc.

Below are a few data points focusing on trends within personal care:

1. U.S. organic personal care market is poised to exceed USD 7.7 billion by 2025 growing at 8-10% CAGR (Compound Aggregate Growth Rate) (Research Markets and Data) and this "growth is directly related to an increase in the number of informed consumers...aware of the benefits of using a product and rational in their purchase decisions" (Research Markets and Data).

2. 66% of global respondents reported that they were willing to pay a premium for a sustainable product (Nielsen).

3. The Oral Care Market is Expected to Reach $40.92 Billion by 2025 Growth is attributed to rising awareness of oral hygiene among consumers, an increase in cavities & innovative dental care product development (Grand View Research).

4. "Purchasing natural and organic is important to the beauty routine of all consumers...68% purchase some natural and organic products. 73%: prefer "no testing on animals"" (gcimagazine.com).

5. "The demand for natural beauty products has never been stronger" Linkage Research key findings include:
- 88% of skin care consumers agree that they can nourish their skin with the food they eat;
- 72% of skin care consumers agree that their skin is just like any other organ;
- 50% of skin care consumers report they are currently seeking skin care products that claim to be all-natural or free of synthetic chemicals;
- 33% of skin care consumers indicate they would like to buy products with natural and chemical-free attributes; and
- 30% of skin care consumers report increasing their natural purchases in the last year.

What is 1% For The Planet and Bcorp? Who do you donate 1% of sales to? ⌄

1% for the Planet As a member, we donate 1% of sales to like-minded nonprofits that share our mission and passion for the human health and the environment. It's a global network of businesses, nonprofits and individuals working together for a healthy planet. More than $175 Million dollars has been given back to the environment so far. In the past we have donated to the Environmental Working Group because of their work to expose toxic chemicals in personal care (and the environment) and help consumers make better choices.

While you may see some companies having fuzzy donation notions like donating "a portion of proceeds" or "profits" (a number that can be manipulated lower) 1% is both concrete and substantial.

Certified B Corporations are a new kind of corporation that uses the power of business to improve environmental and social issues. To quote from the B Corp Declaration, these companies "...envision a new sector of the economy which harnesses the power of private enterprise to create public benefit. This sector is comprised of a new type of corporation – the B Corporation – which is purpose-driven, and creates benefit for all stakeholders, not just shareholders."

Do you have a favorite action oriented, scrappy non profit making a difference that you think we should support? Please let us know!

We are also members and supporters the IAOMT (The leading organization dedicated to science-based biological dentistry), and the American Sustainability Business Council.



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Revolutionizing Personal Care Products & Routines

AKAMAIBASICS.COM

//Akamai
Skin Fuel
SKIN | HAIR | AFTER SHAVE
//Akamai
MINERAL TOOTHPASTE
HEALTHY GUMS
FULVIC MINERAL COMPLEX
//Akamai
3 IN 1 BAR
//Akamai
Body
Shave
Shampoo

The mainstream approach to personal care and grooming is out of control. We believe clean and healthy skin, hair & teeth can be achieved with far fewer products, complexity & suspect chemicals. We wake people up— empowering them with fresh thinking, smarter routines and better products. We painstakingly craft formulations that deliver powerful results, using only natural ingredients. We sell direct to consumers via the web leveraging our trusted brand to spawn customers evangelists.

Vincent Cobb Leads Sales & Marketing, Prod. Dev. Co-Founder @ Akamai Basics

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What people are saying



"Akamai has considered every component of an ideal toothpaste: the pH, abrasiveness, natural antimicrobials, and the ideal ratio of trace minerals and essential oils to maximize absorption and promote a healthy mouth. It is a fantastic product that I would recommend to any of my patients."

Dr. Andrea Mustian

DMD Harvard School of Dental Medicine



Akamai has done their research and are steadfast in their commitment to truly clean and safe products. Truly all natural unlike many brands that make this claim.

Dr. Mary Shackelton

Holistica MPH, ND



"Every now and then you discover a new brand that you fall in love with instantly and on multiple levels. It speaks to you not just because the product is phenomenal, useful, and well-executed, but also because of the philosophy and values that go into making it. This is a radical new take on an industry that has for decades exposed our bodies to a variety of chemicals and toxins which have steadily been shown to cause harm to our health and our ecosystem in general. I highly recommend Akamai products to anyone

...interested in optimal health and wellness."

David Tusek
MD, Founder Cloud Medical



I love Akamai. Their radically simplified approach to personal care, in a world of over consumptions, is just what I need.

Katie Wells
Founder of Wellness Mama



Excellent products.

Tsh Oxenreider
Founder of The Art of Simple



Akamai toothpaste is the best toothpaste that I have found in the market. The ingredients are great. It's great for detoxing, ph, remineralisation, helps with sensitivity and more. It is the only toothpaste I recommend to my patients.

Dr. Carmen Burke
DDS, Holistic Dentist



Love the simplicity of the products. I LOVE THE TOOTHPASTE! Got it right when I got home and have been raving/sharing ever since.

Clare Gallagher
endurance athlete and environmental advocate. Winner Leadville 100 and CCC 100k.



You are challenging modern marketing and product status quo to deliver your vision.

Ann Maiden
Writer for MegaBeauts



Akamai looks very cool. Such great stuff

Marjorie Korn
Senior Editor at Men's Journal



Love the mission.

Ryan Nicodemus
Film Producer, Co-Founder of The Minimalists



"Akamai is a great example of what so many 1% for the Planet members stand for: simple, better-for-you and better-for-the planet products."

Liz Whiteley
1% For The Planet, Membership Manager



This is my favorite natural toothpaste. They have packed so many good ingredients into this paste; liposomal Co Q10, trace minerals, a healthy balance of essentials oils in a detoxifying clay base. It leaves my mouth feeling clean & fresh. It's Akamai, or nothing at all for me!

Shannon Gleichmann
RDH, BS



OMG I've been using the moisturizing oil every night.

Abby Wise
Online Managing Editor



Really like the hair and skin oil.

Alden Wicker
Editor in Chief, The Ecocultist



This is an awesome mission.

Jenny Lavelle
Senior Director, The Greatist



Products are as natural and safe as they come and do pretty much everything.

Kendra
Founder, The Lazy Genius Collective



I am over the moon about the products...incredible!

Lentine Alexis
chef, and former professional athlete





I've really enjoyed using the Akamai Skin Fuel as an aftershave and moisturizer, and the Black Balm works really well on dry, cracked hands.

Sam Taggart
Online Editor for Freeskier Magazine



It's a delight to see what you guys are doing, and how you're doing it with such great intentions.

Steve Casimiro
Editor, Adventure Journal



No more sensitive teeth I was hesitant to review too soon... but now I'm sure that my teeth that have dentin exposed (due to gum recession), no longer are sensitive to hot/cold/touch. This is a better result than any "sensitive" toothpaste out there -- even the prescription-strength fluoride gel that dentists sell. I didn't expect the remineralizing function of this toothpaste to work this will at all. Pleasantly surprised and a customer for life.

Christie S.
Customer



Cavities gone. I had a small growing cavity that my dentist was watching but on my last cleaning he kept looking for it and even made me get x-rays cause he didn't understand what happened. Two months brushing with Akamai, and it made my cavity disappear. Thank you!

Janean Mann
Customer



This toothpaste is awesome! I love using a product that has ingredients that I can trust. The price is great for this quality of toothpaste and it is so nice to have it delivered every two months so I don't have to remember to order it again every time we're out.

Rebekka
Customer



I love this soap! I have tried a lot of different soaps for my face, and this one beats them all. It doesn't dry out my skin and makes it feel clean and soft. I use it with the Akamai Skin Fuel and my face has never felt better!" Thanks for amazing products that don't cost an arm and a leg.

Dawn
Customer



Products are the best!!! Will not go back to any other paste or soap. Thank you!!!

Linda Kemp
Customer



Love this oil! I use it all over and it smells great. It's not greasy at all and makes my skin feel wonderful.

Caitlin F.
Customer



Imagine tossing your serums, soaps, moisturizers, shampoos and conditioners (and the time-sucking routine involved with using all these products) for a few multipurpose gems that keep your skin, hair and teeth clean and healthy from the inside out and outside in.

Gretchen Ferraro
Expert in wellness, fitness, nutrition and sports nutrition content, Boulder Lifestyle Magazine



I won't go back to regular toothpaste I'd previously been using Tom's toothpaste the past few years, after trying to "up" my toothpaste game to a healthier option, but after trying this mineral toothpaste, have no desire to go back to traditional minty, ultra foamy toothpaste. This stuff is AMAZING.

Alison Howell
Customer

Notes from investors

In the news



Men'sJournal

Good Hair Day: The 5 Best Hair Products for Men

Turns out, there's an easy solution for all of the most common hair problems. You just need the perfect product. But even for specific issues like dry scalp or thinning hair, there are a whole store-load of hair products that claim big benefits.

March 12, 2019



Boulder LIFESTYLE

Home, Simplified

A home is not necessarily about the walls that surround you, but about the rituals that take place between those walls: Gathering around the table to share family meals, relaxing in a hot bath surrounded by candles or turning in for the night with

February 28, 2019 @ boulderlifestylepubs.com



treehugger

Akamai wants to pare down your beauty routine to 3 items

All you need is soap, oil, and toothpaste. It's as simple as that. Akamai wants to simplify your daily beauty routine. This U.S.-based, family-owned company has created a line of personal care products that contains only three items - bar soap,

February 19, 2019 @ treehugger.com



My Subscription Addiction

Akamai Eco-Friendly Personal Care Box Review + Coupon - May 2017 | MSA

Akamai is a service that sends "truly natural, effective, multipurpose personal care basics, delivered to your door every 60 days. Drawn to helping men and women break free from the Personal Care Industrial Complex, they were inspired to create

February 2, 2019 @ mysubscriptionaddiction.com



One Green Planet

11 Natural Toothpastes That Will Leave Your Teeth Sparkling Without All the Nasty Chemicals!

Taking good care of your teeth and gums is a huge part of any healthy lifestyle. Many people don't realize, but mouth hygiene is so much more than white, shining teeth, in fact, digestion starts in the mouth and gums can absorb anything you put

July 25, 2018 @ onegreenplanet.org



design milk

10 Carry-On Essentials We Always Travel With - Design Milk

10 travel-friendly accessories that we've tested and used for at least the last year, each proving an essential worthy of the luggage space.

April 19, 2017 @ design-milk.com



theguardian

Could you live with just three toiletries?

Startup Akamai is on a mission to get people to wash less - but changing modern hygiene habits will not be easy

April 8, 2017 @ theguardian.com



THE MANUAL
The Essential Guide for Men

Earth Friendly Grooming Products We Love | Grooming | The Manual

No matter what news station you listen to, paper you read, or blog you browse, the environment is in heavy rotation. Dying coral reefs, Native lands in danger, and plastic bags being banned slowly but surely city by city. All of this makes us think,

April 2, 2017 @ themanual.com



MENS GEAR

Review: Akamai Personal Care Essentials Kit | Men's Gear

Most successful people recommend owning less stuff and keeping life simple as a requirement for happiness. Whether it is the clothes you wear, transport means, credit cards, home decoration, breakfast decisions or the number of girlfriends

March 16, 2017 @ mensgear.net



mindful momma
SIMPLE SOLUTIONS FOR NATURAL LIVING

How Akamai Personal Care Will Help Simplify Your Daily Routine

These 3 Akamai personal care products are all you need to simplify your daily wash, shave & brush routine. Open the drawers in my bathroom vanity and you'll see a colorful collection of tubes, bottles and jars - all in a jumbled mess.

February 28, 2017 @ mindfulmomma.com



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